[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

January 31, 2014

VIA EDGAR CORRESPONDENCE

Catherine Gordon

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 811-21979 and 333-138592

Dear Ms. Gordon:

This letter responds to your comments given during telephone conversations on January 15 and January 23, 2014 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 2, 2013, which relates to Nuveen Gresham Diversified Commodity Fund (“Diversified Fund”) and Nuveen Gresham Long/Short Commodity Strategy Fund (“Long/Short Fund”) (collectively, the “Funds” or individually, the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Funds have been revised in response to your comments.

PROSPECTUS — DIVERSIFIED FUND

COMMENT 1 — FUND SUMMARIES — FEES AND EXPENSES OF THE FUND

In the Annual Fund Operating Expenses table, if required, please add a line item for “Acquired Fund Fees and Expenses”.

RESPONSE TO COMMENT 1

The Diversified Fund did not have Acquired Fund Fees and Expenses in excess of 0.01% of the Fund’s net assets for its fiscal year ended September 30, 2013.

COMMENT 2 — FUND SUMMARIES — FEES AND EXPENSES OF THE FUND

Footnote 3 of the Annual Fund Operating Expenses table indicates that the Diversified Fund’s Other Expenses included in the table are estimated. Considering that the Diversified Fund should have actual expenses for the most recently completed fiscal year, in response to the requirements of Form N-1A, please provide the actual expenses in the table.

RESPONSE TO COMMENT 2

The referenced footnote was inadvertently included in the original filing and has been deleted. The Annual Fund Operating Expenses table includes annual expenses actually incurred by the Diversified Fund for its fiscal year ended September 30, 2013.

COMMENT 3 — FUND SUMMARIES — PRINCIPAL INVESTMENT STRATEGIES

With respect to the Diversified Fund’s investment in its wholly-owned Cayman Islands subsidiary (a “Subsidiary”), please disclose, explain or confirm the following:

a)        Disclose whether the Diversified Fund requires a private letter ruling (“PLR”) from the Internal Revenue Service that indicates that the undistributed income derived from the Subsidiary is qualifying income for tax purposes;

b)        Disclose whether the Diversified Fund has received an opinion of counsel that indicates that the undistributed income derived from the Subsidiary is qualifying income for tax purposes in lieu of receiving a PLR from the Internal Revenue Service;

c)        Disclose whether the Subsidiary’s principal investment strategies and principal risks constitute principal strategies and risks of the Diversified Fund;

d)        Confirm that the Subsidiary’s board of directors will be signatories to the Diversified Fund’s registration statement and any subsequent pre-effective and post-effective amendments;

e)        Confirm that the Subsidiary’s financial statements will be consolidated with those of the Diversified Fund;

f)        Confirm that the Subsidiary and its board of directors have agreed to service of process within the United States;

g)        Confirm that the Subsidiary and its board of directors will permit the Commission to inspect the books and records of the Subsidiary; and

h)        Confirm that the Diversified Fund will have a separate line item for the expenses of the Subsidiary in its Annual Fund Operating Expenses table.

RESPONSE TO COMMENT 3

a)        Section 4 of the prospectus contains the following disclosure under the heading “Dividends, Distributions and Taxes—Taxes and Tax Reporting”:

Taxable income and realized gains arising from the types of commodity-linked derivative instruments in which the Subsidiaries will invest would not constitute qualifying income were it earned directly by the Funds. Consequently, each

Fund’s investment in its Subsidiary is intended to provide exposure to commodities while allowing the Fund to satisfy the requirements applicable to regulated investment companies under current law. The Internal Revenue Service has previously issued private letter rulings to mutual funds to the effect that income deemed to be received from their wholly-owned subsidiaries was qualifying income without regard to whether it is paid to the parent mutual fund in the form of a cash dividend. In 2011, the Internal Revenue Service suspended the issuance of such rulings while it considers the release of published guidance on the issue, but it is unclear when or if such guidance will be forthcoming. The Funds have not received a private letter ruling. In the absence of a private letter ruling or published guidance, the Funds will rely upon an opinion of counsel to the effect that, consistent with Section 851(b) of the Internal Revenue Code, income received from a controlled foreign corporation by the Funds will be considered qualifying income if it is distributed from the controlled foreign corporation in the year earned, and the Subsidiaries will be operated consistent with this statutory provision.

As reflected in this disclosure, because the Subsidiary has not received a PLR regarding the status of undistributed income, the Subsidiary instead distributes substantially all of its income to the Diversified Fund in the year earned and, consistent with Section 851(b) of the Internal Revenue Code, such distributed income is considered qualifying income. Therefore, the Diversified Fund does not require a PLR.

b)        As reflected in the prospectus disclosure referenced in Response 3(a) above, the Diversified Fund has received an opinion of counsel to the effect that, consistent with Section 851(b) of the Internal Revenue Code, income received from a controlled foreign corporation (i.e., the Subsidiary) may be considered qualifying income if it is distributed from the controlled foreign corporation in the year earned, and the Subsidiary is operated consistent with this statutory provision.

c)        The summary prospectus contains the following disclosure in the section entitled “Principal Investment Strategies—Commodity Investments”:

Although the Fund may make investments in commodity-linked derivative instruments directly, the Fund expects to primarily gain exposure to these investments by investing in the Gresham Diversified Commodity Fund Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (referred to herein as the “Subsidiary”). The Subsidiary has the same investment objective as the Fund, but unlike the Fund, it may invest without limitation in commodity-linked derivative instruments. The Subsidiary is otherwise subject to the same fundamental and non-fundamental investment restrictions as the Fund. Except as otherwise noted, for purposes of this prospectus, references to the Fund’s investments may also be deemed to include the Fund’s indirect investments through its Subsidiary.

The summary prospectus contains the following disclosure in the section entitled “Principal Risks—Subsidiary Risk”:

By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments in commodity-linked derivative instruments. The commodity-linked derivative instruments held by the Subsidiary are the same as those permitted to be held by the Fund and are subject to the same risks that apply if held directly by the Fund.

We respectfully submit that these passages adequately convey to shareholders that they will have significant exposure to the Subsidiary and that the Subsidiary’s principal investment strategies and principal risks constitute principal strategies and risks of the Diversified Fund.

d)        The Subsidiary’s board of directors is and will continue to be a signatory to the Diversified Fund’s pre-effective and post-effective amendments to its registration statement.

e)        The Subsidiary’s financial statements have been consolidated with those of the Diversified Fund.

f)        The Subsidiary and its board of directors have agreed to service of process within the United States and have designated an agent for service of process within the United States.

g)        The Subsidiary and its board of directors have agreed to inspection of its books and records by the Commission.

h)        The Diversified Fund has included a separate line item for the expenses of the Subsidiary in its Annual Fund Operating Expenses table.

COMMENT 4 — FUND SUMMARIES — PRINCIPAL INVESTMENT STRATEGIES

Please consider revising the disclosure to better explain that the “Tangible Asset Program” (“TAP”) is only followed in the Cayman Islands subsidiary and that TAP only applies to a portion of the Diversified Fund’s assets. Also, make clear the relationship between TAP and the performance and risks of the Diversified Fund.

RESPONSE TO COMMENT 4

We note the following disclosure in the Diversified Fund’s summary prospectus:

The Fund intends to invest up to 25% of its net assets in the Subsidiary, which in turn invests in a diversified portfolio of exchange-traded commodity futures contracts. Because commodity futures contracts provide investment exposure that greatly exceeds the margin requirements for such positions, the Subsidiary will be able to use this small portion of the Fund’s net assets to gain exposure to commodity futures contracts with an aggregate value substantially equal to 100% of the Fund’s net assets.

Gresham actively manages the Subsidiary’s portfolio of commodity futures contracts pursuant to TAP®…. (emphasis added)

When read along with the summary prospectus disclosure referenced in Response 3(c) above, we respectfully submit that the summary prospectus adequately conveys that (1) TAP is employed by the Subsidiary, (2) the Fund invests in the Subsidiary and so is exposed to TAP and its risks, and (3) although only a portion of the Fund’s assets are invested in the Subsidiary, approximately 100% of the Fund’s nets assets will be exposed to TAP and its risks.

COMMENT 5 — FUND SUMMARIES — PRINCIPAL RISKS

Consider revising the portion of the “Derivatives Risk” paragraph that describes the impact of recent legislation. The disclosure currently infers that the new regulatory framework may adversely affect the Diversified Fund when the goals of the regulatory changes are to benefit funds and shareholders.

RESPONSE TO COMMENT 5

We have removed the referenced language.

COMMENT 6 — FUND SUMMARIES — PRINCIPAL RISKS

Consider revising the “Subsidiary Risk” paragraph to indicate that changes in the laws of the United States and the Cayman Islands would adversely affect the Diversified Fund.

RESPONSE TO COMMENT 6

We respectfully decline to make this change, as one cannot state categorically that all changes in the laws of the United States or the Cayman Islands would adversely affect the Diversified Fund.

COMMENT 7 — FUND SUMMARIES — PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

Please revise the disclosure to indicate that withdrawals from a tax deferred account may be subject to taxation.

RESPONSE TO COMMENT 7

The disclosure has been revised to read as follows:

The Fund’s distributions are taxable and will generally be taxed as ordinary income or capital gains, unless you are investing through tax-deferred account (such as an IRA or 401(k) plan), in which case you may be subject to federal income tax upon withdrawal from such tax-deferred account.

PROSPECTUS — LONG/SHORT FUND

COMMENT 8 — FUND SUMMARIES — FEES AND EXPENSES OF THE FUND

In the Annual Fund Operating Expenses table, if required, please add a line item Acquired Fund Fees and Expenses.

RESPONSE TO COMMENT 8

The Long/Short Fund did not have Acquired Fund Fees and Expenses in excess of 0.01% of the Fund’s net assets for its fiscal year ended September 30, 2013.

COMMENT 9 — FUND SUMMARIES — FEES AND EXPENSES OF THE FUND

Footnote 3 of the Annual Fund Operating Expenses table indicates that the Long/Short Fund’s Other Expenses included in the table are estimated. Considering that the Long/Short Fund should have actual expenses for the most recently completed fiscal year, in response to the requirements of Form N-1A, please provide the actual expenses in the table.

RESPONSE TO COMMENT 9

The referenced footnote was inadvertently included in the original filing and has been deleted. The Annual Fund Operating Expenses table includes annual expenses actually incurred by the Diversified Fund for its fiscal year ended September 30, 2013.

COMMENT 10 — FUND SUMMARIES — PRINCIPAL INVESTMENT STRATEGIES

With respect to the Long/Short Fund’s investment in its wholly-owned Cayman Islands subsidiary (a “Subsidiary”), please disclose, explain or confirm the following:

a)        Disclose whether the Long/Short Fund requires a private letter ruling (“PLR”) from the Internal Revenue Service that indicates that the undistributed income derived from the Subsidiary is qualifying income for tax purposes;

b)        Disclose whether the Long/Short Fund has received an opinion of counsel that indicates that the undistributed income derived from the Subsidiary is qualifying income for tax purposes in lieu of receiving a PLR from the Internal Revenue Service;

c)        Disclose whether the Subsidiary’s principal investment strategies and principal risks constitute principal strategies and risks of the Long/Short Fund;

d)        Confirm that the Subsidiary’s board of directors will be signatories to the Long/Short Fund’s registration statement and any subsequent pre-effective and post-effective amendments;

e)        Confirm that the Subsidiary’s financial statements will be consolidated with those of the Long/Short Fund;

f)        Confirm that the Subsidiary and its board of directors have agreed to service of process within the United States;

g)        Confirm that the Subsidiary and its board of directors will permit the Commission to inspect the books and records of the Subsidiary; and

h)        Confirm that the Long/Short Fund will have a separate line item for the expenses of the Subsidiary in its Annual Fund Operating Expenses table.

RESPONSE TO COMMENT 10

Please see our responses to Comment 3, which apply equally with respect to the Long/Short Fund.

COMMENT 11 — FUND SUMMARIES — PRINCIPAL INVESTMENT STRATEGIES

Please revise the Principal Investment Strategies section to use “plain English” to simplify the disclosure and make the language more easily understood by potential investors. Terms that convey complex ideas should be defined and explained. Specifically, terms such as notional exposure, momentum-based rule, systematic calculations, and rules-based, should be made more easily understood. Also, explain how “the Subsidiary’s portfolio concentration in any single commodity, commodity group and commodity complex is limited in an attempt to moderate volatility.”

RESPONSE TO COMMENT 11

The disclosure has been revised in response to your comment.

COMMENT 12 — FUND SUMMARIES — PRINCIPAL RISKS

Consider revising the portion of the “Derivatives Risk” paragraph that describes the impact of recent legislation. The disclosure currently infers that the new regulatory framework may adversely affect the Long/Short Fund when the goals of the regulatory changes are to benefit funds and shareholders.

RESPONSE TO COMMENT 12

We have removed the referenced language.

COMMENT 13 — FUND SUMMARIES — PRINCIPAL RISKS

Consider revising the “Subsidiary Risk” paragraph to indicate that changes in the laws of the United States and the Cayman Islands would adversely affect the Long/Short Fund.

RESPONSE TO COMMENT 13

We respectfully decline to make this change, as one cannot state categorically that all changes in the laws of the United States or the Cayman Islands would adversely affect the Long/Short Fund.

COMMENT 14 — FUND SUMMARIES — PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

Please revise the disclosure to indicate that withdrawals from a tax deferred account may be subject to taxation.

RESPONSE TO COMMENT 14

The disclosure has been revised to read as follows:

The Fund’s distributions are taxable and will generally be taxed as ordinary income or capital gains, unless you are investing through tax-deferred account (such as an IRA or 401(k) plan), in which case you may be subject to federal income tax upon withdrawal from such tax-deferred account.

COMMENT 15 — HOW WE MANAGE YOUR MONEY

Please indicate if Ms. Wager has managed TAP portfolios. Also, please indicate whether Mr. Midgal has managed TAP portfolios for Gresham after 2006, and if he has not managed those portfolios, who manages those portfolios reflected in the TAP Composite.

RESPONSE TO COMMENT 15

The disclosure has been revised in response to your comment.

COMMENT 16 — HOW WE MANAGE YOUR MONEY — HOW GRESHAM HAS PERFORMED — TAP COMPOSITE

Please better explain the link between the performance of the TAP Composite and the performance of the Diversified Fund. In addition, if appropriate, please confirm that the investment strategy used by the accounts included in the TAP Composite is substantially similar to the strategy employed by the Diversified Fund.

RESPONSE TO COMMENT 16

The disclosure has been revised in response to your comment. In addition, it is management’s view that the inclusion of the TAP Composite in the prospectus is appropriate in light of the Diversified Fund’s investment policies. Management believes that the accounts included in the TAP Composite have substantially similar investment objectives, policies, and strategies as the Diversified Fund.

COMMENT 17 — HOW WE MANAGE YOUR MONEY — HOW GRESHAM HAS PERFORMED — LONG/SHORT COMPOSITE

Please indicate why the performance shown for the Long/Short Composite is only for a short period. Also, indicate in the performance chart that July 2012 was the inception date of the Long/Short Composite. In addition, if appropriate, please confirm that the investment strategy used by the accounts included in the Long/Short Composite is substantially similar to the strategy employed by the Long/Short Fund.

RESPONSE TO COMMENT 17

Gresham’s Long/Short strategy is a relatively new strategy for the firm, and Gresham has only managed client accounts employing this strategy since July 2012. The table below the chart contains a footnote indicating the inception date of the Long/Short Composite. Management believes that the accounts included in the Long/Short Composite have substantially similar investment objectives, policies and strategies as the Long/Short Fund.

COMMENT 18 — DISTRIBUTION AND SERVICE PLAN — OTHER PAYMENTS TO FINANCIAL INTERMEDIARIES

This section provides the range of supplemental payments that were paid by the distributor to financial intermediaries in 2013. The language also states that payments to particular financial intermediaries can be significantly higher. Please indicate if payments to certain financial intermediaries were higher in 2013 than the amounts provided and whether the disclosure complies with the requirements of FINRA Rule 2830. In general, Rule 2830 requires the disclosure of any special compensation arrangements. If the disclosure does not comply with Rule 2830, please revise disclosure as needed.

RESPONSE TO COMMENT 18

The language identified regarding the aggregate supplemental payments made to financial intermediaries in 2013 has been eliminated. While the Funds are not FINRA members required to comply with the provisions of Rule 2830, the distributor of the Funds, Nuveen Securities, LLC, believes that the compensation arrangements are adequately described in the Trust’s registration statement to comply with the Rule.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren